Exhibit 99.54
Theratechnologies plans early adoption of International Financial Reporting Standards
Montréal, Canada — December 2, 2010 — Theratechnologies Inc. (the “Company”) (TSX: TH) announced today that it has been granted exemptive relief from the Canadian securities regulatory authorities to prepare its November 30, 2010 financial statements in accordance with International Financial Reporting Standards (“IFRS”) with a transition date of December 1, 2008: two financial years ahead of the mandatory conversion date for Canadian public companies. The comparative year ended November 30, 2009 will be restated from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS.
IFRS Conversion Plan
The Company has established a formal project plan and a detailed timetable to manage the transition. It has also allocated substantial internal resources and is working with its auditors to ensure a timely and accurate conversion. The conversion project is being monitored by senior members of the finance team which report regularly to the Audit Committee and the Board of Directors the progress of the convergence project through communication and meetings. As a result of the training program and the analysis of the differences between IFRS and Canadian GAAP affecting the Company, the Company believes that its applicable personnel have obtained an appropriate understanding of IFRS as it applies to the Company’s financial reporting. While new controls are being put into place to address certain unique IFRS accounting and disclosure requirements, the Company does not anticipate comprehensive changes to its current accounting and consolidation systems, its internal controls nor its disclosure control process as a result of the conversion to IFRS.
Impact of Adoption of IFRS
IFRS are premised on a conceptual framework similar to Canadian GAAP, although significant differences exist in certain matters of recognition, measurement and disclosure. The adoption of IFRS will not have an impact on the Company’s reported net cash flows, nor will it have a material impact on its consolidated balance sheet and its statement of operations. The Company currently expects that the only significant impact of all of the differences on its December 1, 2008 opening balance sheet under IFRS compared to its November 30, 2008 balance sheet under Canadian GAAP will be in a credit to contributed surplus of approximately $200,000 with the offset to retained earnings.
First-time Adoption of IFRS
The adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides for certain optional exemptions and mandatory exceptions to this retrospective treatment. The only optional exemption available under IFRS 1 which the Company expects to apply in preparation of its first financial statements under IFRS is with respect to IFRS 2, Share-based payments (“IFRS 2”). IFRS 2 encourages application of IFRS 2, Share based payments provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. The Company will apply IFRS 2 only to equity instruments granted after November 7, 2002 that had not vested by the date of transition.
Further optional exemptions are provided under IFRS 1. However, these exemptions will not impact our adoption of IFRS. Hindsight is not permitted to create or revise estimates. Estimates previously made by the Company under Canadian GAAP cannot be revised for the application of IFRS except where necessary to reflect any difference in accounting policies.
Impact of IFRS on the Company’s Financial Statements
The adoption of IFRS will result in some changes to the Company’s accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements. However, based on its evaluation to date, the Company does not expect any changes to its accounting policies that would result in significant changes to line items within its financial statements.
The following provides a summary of the Company’s evaluation of potential changes to accounting policies in key areas:

IFRS 2, Share-based Payments (“IFRS 2”)
Under IFRS, when stock option awards vest gradually, each tranche is to be considered as a separate award, while under Canadian GAAP, companies can make a policy choice to consider gradually vested tranches as a single award. Similarly, the IFRS standard requires that forfeiture estimates be established at the time of the initial fair value assessment of share-based payments rather than to account for the forfeitures as they occur. Therefore, the compensation expense will have to be recognized over the expected term of each tranche and take into account the impact of the differences in accounting for forfeitures. The Company has performed its preliminary calculation and concluded that a reclassification adjustment between equity captions of approximately $200,000 will be recorded at the transition date.
IAS 36, Impairment (“IAS 36”)
Under Canadian GAAP impairment standards for non-financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. IAS 36 requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use is less than carrying value. The Company has performed impairment testing as of December 1, 2008 and has concluded that there is no impairment charge under IFRS. No impairment indicators were identified for the period between the transition date and November 30, 2009. IAS 36 also permits the reversal of certain impairment charges where conditions have changed. The Company reviewed past impairment charges and concluded that there was no justification for reversal of past impairment charges.
IAS 1, Presentation of Financial Statement (“IAS 1”)
Financial statement presentation is addressed in conjunction with the related IFRS standards. Certain additional disclosures will be required in the notes to the financial statements and the statement of operations will be modified to reflect a presentation by function. The Company is currently working on preliminary IFRS financial statements in accordance with IAS 1, Presentation of Financial Statements which will be completed in the last quarter of 2010.
Other Standards
Based on the results of the comparative analysis of the current IFRS with Canadian GAAP, the Company has also completed its assessment of the following standards and determined that, other than enhanced disclosures, no material adjustments would result regarding:
Property plant and equipment
Leases
Revenue recognition
Provisions, contingent assets and contingent liabilities
Foreign exchange
Intangible assets
Inventories
Employee benefits
The Company is in the process of completing its analysis of the few remaining potential differences identified, but does not expect material adjustments to be required.
The Company continues to assess the aggregate effect of adopting IFRS, and the relevant changes in accounting policies. Key milestones for the remainder of the year which are in line with the Company’s plan include:
•	Documenting and embedding changes to systems, business processes and internal controls, as required;

•	Completion of the opening transition balance sheet;

•	Preparation of detailed reconciliations of Canadian GAAP to IFRS financial statements;

•	Continued training programs for the Company’s finance team and other affected parties, as necessary;

•	Audit Committee approval of IFRS financial statements and Management Discussion and Analysis; and

•	Restate under IFRS previous interim financial statements and associated Management Discussion and Analysis filed in 2010.
Subsequent Disclosures
Further disclosures of the IFRS transition process will be presented in:
•	the Company’s Management’s Discussion and Analysis for the interim reporting period for the third-quarter ended August 31, 2010 which will include the quantitative information regarding the impact of adopting IFRS on key line items in the interim financial statements, and in the Company’s Management’s Discussion and Analysis for the annual reporting period for the year ending November 30, 2010 which will include the quantitative information regarding the impact of adopting IFRS on key line items in the annual financial statements;

•	the Company’s first financial statements prepared in accordance with IFRS for the year ending November 30, 2010, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS. The annual financial statements for year ending November 30, 2010 will also include the restated 2009 financial statements for the comparative period, adjusted to comply with IFRS.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides. The Company targets unmet medical needs in specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced product, tesamorelin, an analogue of the human growth hormone releasing factor, was recently approved by the U.S. Food and Drug Administration as the first and only treatment indicated to reduce excess abdominal fat in HIV-infected patients with lipodystrophy. Tesamorelin is being exclusively commercialized in the U.S. by EMD Serono under the brand name EGRIFTA®.
For more information, please visit www.theratech.com.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information, including the Annual Information Form and the Annual Report, is also available on SEDAR at www.sedar.com.
Forward-Looking Information
Forward-looking statements in this press release include information being provided to allow investors and others to obtain a better understanding of the Company’s IFRS transition plan and the resulting possible effects on its financial statements. This information includes statements about the timeline for the Company’s conversion to IFRS, the Company’s readiness to transition from current Canadian GAAP to IFRS, and the impact of the conversion to IFRS on the Company’s accounting policies, financial reporting, accounting systems and business processes. Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company, including, but not limited to, the impact of general economic conditions, industry conditions, risks associated with the uncertainty of clinical trials and results, currency fluctuations, dependence upon regulatory approvals, the uncertainty of obtaining additional financing , research and development risks, and comprehensive changes to its current accounting and consolidation systems, its internal controls, and its disclosure control process as a result of the conversion to IFRS. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.
The Company refers potential investors to the “Risks and Uncertainties” section of its Annual Information Form (the “AIF”) dated February 23, 2010. The AIF is available at www.sedar.com under the Company’s public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents the Company’s expectations as of that date.